FAIRFAX News Release
TSX Stock Symbol: FFH and FFH.U

TORONTO, August 1, 2024

FINANCIAL RESULTS FOR THE SECOND QUARTER
(Note:    All dollar amounts in this news release are expressed in U.S. dollars except as otherwise noted. The financial results are derived from unaudited interim consolidated financial statements for the three and six months ended June 30, 2024 prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS Accounting Standards") applicable to the preparation of interim financial statements, including International Accounting Standard 34 Interim Financial Reporting. This news release contains certain non-GAAP and other financial measures, including underwriting profit (loss), adjusted operating income (loss), combined ratio (both discounted and undiscounted), book value per basic share, total debt to total capital ratio excluding non-insurance companies and excess (deficiency) of fair value over carrying value, that do not have a prescribed meaning under IFRS Accounting Standards and may not be comparable to similar financial measures presented by other issuers. See "Glossary of non-GAAP and other financial measures" at the end of this news release and in the company's Interim Report for the three and six months ended June 30, 2024 for further details.)

Fairfax Financial Holdings Limited (TSX: FFH and FFH.U) announces net earnings of $915.4 million ($37.18 net earnings per diluted share after payment of preferred share dividends) in the second quarter of 2024, primarily reflecting increased adjusted operating income of $1,119.4 million and net gains on investments. Book value per basic share at June 30, 2024 was $979.63 compared to $939.65 at December 31, 2023 (an increase of 6.0% adjusted for the $15 per common share dividend paid in the first quarter of 2024).
"In the second quarter of 2024 our property and casualty insurance and reinsurance operations produced adjusted operating income of $1,119.4 million up from $913.5 million in the second quarter of 2023 (or operating income of $1,553.1 million (2023 - $1,526.4 million) including the benefit of discounting, net of a risk adjustment on claims), primarily reflecting increased interest and dividends and share of profit of associates. Our underwriting performance in the second quarter of 2024 continued to produce favourable results with our insurance and reinsurance companies reporting a consolidated combined ratio of 93.9% and consolidated underwriting profit of $370.4 million, on an undiscounted basis. Gross and net premiums written grew by 10.8% and 11.5%, reflecting the acquisition of Gulf Insurance, which added $815.9 million in gross premiums written and $523.8 million in net premiums written. Excluding Gulf Insurance, gross premiums written grew by 0.6% and net premiums written grew by 3.0%.
"Net gains on investments of $241.6 million in the quarter was principally comprised of mark to market gains on common stocks of $377.4 million, partially offset by mark to market losses on bonds of $190.8 million.
"We remain focused on being soundly financed and ended the quarter with approximately $2.5 billion of cash and marketable securities (prior to Allied World's subsequent redemption of its $500.0 million of senior notes) and an additional $2.0 billion, at fair value, of investments in associates and consolidated non-insurance companies owned by the holding company," said Prem Watsa, Chairman and Chief Executive Officer.
FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto, Ontario, M5J 2N7 Telephone: 416-367-4941 Facsimile: 416-367-4946

The table below presents the sources of the company's net earnings in a segment reporting format which the company has consistently used as it believes it assists in understanding Fairfax:

	Second quarter		First six months
	2024	2023	2024	2023
	($ millions)
Gross premiums written	8,918.2	8,042.5	16,974.5	15,181.0
Net premiums written	6,898.4	6,199.9	13,199.4	11,863.0
Net insurance revenue	5,946.4	5,392.1	12,033.5	10,552.0

Sources of net earnings
Operating income - Property and Casualty Insurance and Reinsurance:
Insurance service result:
North American Insurers	296.0	249.2	583.7	525.0
Global Insurers and Reinsurers	671.1	820.4	1,313.1	1,445.7
International Insurers and Reinsurers	86.2	74.7	194.0	151.3
Insurance service result	1,053.3	1,144.3	2,090.8	2,122.0
Other insurance operating expenses	(249.2)	(193.9)	(475.3)	(391.5)
Interest and dividends	547.1	407.4	1,047.6	718.9
Share of profit of associates	201.9	168.6	305.5	386.3
Operating income - Property and Casualty Insurance and Reinsurance	1,553.1	1,526.4	2,968.6	2,835.7
Operating income (loss) - Life insurance and Run-off	(7.4)	6.3	15.5	9.7
Operating income - Non-insurance companies	25.2	36.9	42.5	36.3
Net finance expense from insurance contracts and reinsurance contract assets held	(204.7)	(424.0)	(370.7)	(587.4)
Net gains (losses) on investments	241.6	(342.1)	183.1	429.1
Gain on sale of insurance subsidiary	—	259.1	—	259.1
Interest expense	(160.4)	(130.4)	(311.9)	(254.7)
Corporate overhead and other	(36.2)	12.4	(59.8)	(14.1)
Earnings before income taxes	1,411.2	944.6	2,467.3	2,713.7
Provision for income taxes	(355.4)	(115.5)	(641.8)	(480.6)
Net earnings	1,055.8	829.1	1,825.5	2,233.1

Attributable to:
Shareholders of Fairfax	915.4	734.4	1,691.9	1,984.4
Non-controlling interests	140.4	94.7	133.6	248.7
	1,055.8	829.1	1,825.5	2,233.1
The table below presents the insurance service result for the property and casualty insurance and reinsurance operations reconciled to underwriting profit, a key performance measure used by the company and the property and casualty industry in which it operates. The reconciling adjustments are (i) other insurance operating expenses as presented in the consolidated statement of earnings, (ii) the effects of discounting of losses and ceded losses on claims recorded in the period, and (iii) the effects of the risk adjustment and other, which are presented in insurance service expenses and recoveries of insurance service expenses.

	Second quarter		First six months
Property and Casualty Insurance and Reinsurance	2024	2023	2024	2023
	($ millions)
Insurance service result	1,053.3	1,144.3	2,090.8	2,122.0
Other insurance operating expenses	(249.2)	(193.9)	(475.3)	(391.5)
Discounting of losses and ceded losses on claims recorded in the period	(510.3)	(606.1)	(876.6)	(1,028.5)
Changes in the risk adjustment and other	76.6	(6.8)	4.5	(50.7)
Underwriting profit	370.4	337.5	743.4	651.3
Interest and dividends	547.1	407.4	1,047.6	718.9
Share of profit of associates	201.9	168.6	305.5	386.3
Adjusted operating income	1,119.4	913.5	2,096.5	1,756.5

Highlights for the second quarter of 2024 (with comparisons to the second quarter of 2023 except as otherwise noted, and excluding the effects of IFRS 17 when discussing the combined ratio and adjusted operating income) include the following:
•Net premiums written by the property and casualty insurance and reinsurance operations increased 11.5% to $6,841.6 million from $6,134.4 million, while gross premiums written increased by 10.8%, primarily reflecting the consolidation of Gulf Insurance on December 26, 2023 that contributed $523.8 million to net premiums written and $815.9 million to gross premiums written in 2024, and continued growth across most operating companies, partially offset by decreases at Odyssey Group (principally reflecting the non-renewal of a significant quota share contract which contributed nominal underwriting profit and decreased U.S. crop insurance).
•The company's property and casualty insurance and reinsurance operations produced underwriting profit of $370.4 million compared to $337.5 million in 2023, and an undiscounted combined ratio of 93.9% in 2024, consistent with the 93.9% in 2023, primarily reflecting increased net favourable prior year reserve development of $131.8 million that was offset by an increased underwriting expense ratio due to investments in personnel and technology to support continued growth in business volumes.
•Adjusted operating income (which excludes the benefit of discounting, net of a risk adjustment on claims) of the property and casualty insurance and reinsurance operations increased by 22.5% to $1,119.4 million from $913.5 million, principally reflecting increased interest and dividends and share of profit of associates and continued strong underwriting profit.
•The company recorded a total net benefit of $229.5 million from applying IFRS 17, which was comprised of a net benefit of $434.2 million from discounting losses and ceded losses on claims recorded in the period, net of changes in risk adjustment and other, partially offset by net finance expense from insurance contracts and reinsurance contract assets held of $204.7 million (which included interest accretion from unwinding the effects of discounting associated with net losses on claim payments made of $366.1 million, partially offset by the benefit of modest increases in discount rates during the period on prior year net losses on claims of $161.4 million). The benefit of the effect of increases in discount rates on prior year net losses on claims of $161.4 million largely offset net losses recorded on the company’s bond portfolio of $190.8 million.

•Consolidated interest and dividends increased significantly from $464.6 million to $614.0 million (comprised of interest and dividends of $547.1 million (2023 - $407.4 million) earned by the investment portfolios of the property and casualty insurance and reinsurance operations, with the remainder earned by life insurance and run-off, non-insurance companies and corporate and other). At June 30, 2024 the company's insurance and reinsurance companies held portfolio investments of $61.5 billion (excluding Fairfax India's portfolio of $2.0 billion), of which $7.7 billion was in cash and short term investments representing 12.6% of those portfolio investments. During the first six months of 2024 the company used net proceeds from sales and maturities of U.S. treasuries to purchase $729.6 million of other government bonds and $207.9 million of short-dated first mortgage loans.
•Consolidated share of profit of associates of $221.4 million principally reflected share of profit of $126.1 million from Eurobank, $66.5 million from Poseidon and $31.5 million from Peak Achievement (principally reflecting its sale of Rawlings Sporting Goods), partially offset by share of loss of $39.0 million from Sanmar Chemicals Group.
•On May 23, 2024 Digit Insurance, the general insurance subsidiary of the company's investment in associate Go Digit Infoworks ("Digit"), completed an initial public offering comprised of an issuance of new equity and an offer for sale of existing equity shares held by Digit and other shareholders, which valued Digit Insurance at approximately $3.0 billion (249.5 billion Indian rupees or 272 Indian rupees per common share). As a result of the initial public offering and the increase in the fair value of the company's investment in Digit compulsory convertible preferred shares at June 30, 2024, the company recorded a total pre-tax gain of $149.9 million related to its investment in Digit, recorded as a gain of $106.3 million in net changes in capitalization in the consolidated statement of changes in equity and a net gain on investments in the consolidated statement of earnings of $43.6 million on the company's holdings of Digit compulsory convertible preferred shares. Digit Insurance's common shares are now traded on the BSE and NSE in India and closed at 338 Indian rupees per common share on June 30, 2024.

•Net gains on investments of $241.6 million consisted of the following:

	Second quarter of 2024
	($ millions)
	Realized gains (losses)	Unrealized gains (losses)	Net gains (losses)
Net gains (losses) on:
Equity exposures	193.7	183.7	377.4
Bonds	(24.0)	(166.8)	(190.8)
Other	(44.8)	99.8	55.0
	124.9	116.7	241.6

	First six months of 2024
	($ millions)
	Realized gains (losses)	Unrealized gains (losses)	Net gains (losses)
Net gains (losses) on:
Equity exposures	708.4	(55.9)	652.5
Bonds	(5.1)	(504.5)	(509.6)
Other	17.0	23.2	40.2
	720.3	(537.2)	183.1
Net gains on equity exposures of $377.4 million principally reflected net gains on common stocks of $184.5 million and a net gain of $131.5 million on the company's continued holdings of equity total return swaps on 1,964,155 Fairfax subordinate voting shares with an original notional amount of $732.5 million (Cdn$935.0 million) or $372.96 (Cdn$476.03) per share.
Net losses on bonds of $190.8 million principally reflected net losses of $76.7 million on U.S. treasuries.
•The company's fixed income portfolio is conservatively positioned with effectively 70% of the fixed income portfolio invested in government bonds and 20% in high quality corporate bonds, primarily short-dated.
•At June 30, 2024 the excess of fair value over carrying value of investments in non-insurance associates and consolidated non-insurance subsidiaries was $1,514.5 million.
•On June 24, 2024 the company completed an offering of $600.0 million principal amount of 6.10% unsecured senior notes due 2055 (the "2055 notes") and an additional $150.0 million principal amount of its 6.00% unsecured senior notes due 2033. Subsequent to June 30, 2024, on July 19, 2024 Allied World became the primary co-obligor of the 2055 notes in exchange for cash received from the company of $596.6. On July 24, 2024 Allied World used the majority of those proceeds to redeem all of its outstanding $500.0 million principal amount of 4.35% senior notes due 2025.
•The company's total debt to total capital ratio, excluding non-insurance companies, increased to 25.9% at June 30, 2024 from 23.1% at December 31, 2023, principally reflecting the issuance of $1.0 billion principal amount of senior notes due 2054. Had the Allied World senior notes described above been redeemed at June 30, 2024, the company's total debt to total capital ratio, excluding non-insurance companies, would have been 24.9%.
•During the first six months of 2024 the company purchased 854,031 of its subordinate voting shares for cancellation at an aggregate cost of $938.1 million.

•Subsequent to June 30, 2024:
•On July 15, 2024 Cleveland-Cliffs Inc. ("Cliffs") entered into a definitive agreement with Stelco to acquire all outstanding common shares of Stelco for consideration of Cdn$70.00 per share (consisting of Cdn$60.00 cash and Cdn$10.00 in Cliffs common stock). Closing of the transaction is subject to shareholder and regulatory approvals, and satisfaction of other customary closing conditions, and is expected to be in the fourth quarter of 2024. The company's current estimated pre-tax gain on sale of its holdings of approximately 13 million common shares of Stelco is approximately Cdn$531 million (US$390 million), calculated as the excess of consideration of approximately Cdn$910 million (US$668 million or US$51 per common share) over the carrying value of the investment in associate at June 30, 2024 of approximately Cdn$379 million (US$277.9 million).

•On July 17, 2024 the company extended the expiry of its $2.0 billion unsecured revolving credit facility on substantially the same terms with a syndicate of lenders from July 14, 2028 to July 17, 2029.
•On July 21, 2024 the company entered into an arrangement to acquire all of the issued and outstanding common shares of Sleep Country Canada Holdings Inc. ("Sleep Country") for purchase consideration of approximately $862 million (Cdn$1.2 billion) or Cdn$35.00 per common share. The transaction is subject to Sleep Country shareholder approval and regulatory approval and is expected to close in the fourth quarter of 2024.
•On July 31, 2024 Eurobank paid a dividend of approximately $370 million (€342 million). The company’s share of that dividend was approximately $128 million (€118 million), which will be recorded in the company's consolidated financial reporting in the third quarter of 2024 as a reduction of Eurobank's carrying value under the equity method of accounting.
At June 30, 2024 there were 22,181,619 common shares effectively outstanding.
Consolidated balance sheet, earnings and comprehensive income information, together with segmented premium and combined ratio information, follow and form part of this news release.
As previously announced, Fairfax will hold a conference call to discuss its second quarter 2024 results at 8:30 a.m. Eastern time on Friday August 2, 2024. The call, consisting of a presentation by the company followed by a question period, may be accessed at 1 (888) 390-0867 (Canada or U.S.) or 1 (212) 547-0141 (International) with the passcode “FAIRFAX”. A replay of the call will be available from shortly after the termination of the call until 5:00 p.m. Eastern time on Friday, August 16, 2024. The replay may be accessed at 1 (800) 551-8152 (Canada or U.S.) or 1 (203) 369-3810 (International).
Fairfax Financial Holdings Limited is a holding company which, through its subsidiaries, is primarily engaged in property and casualty insurance and reinsurance and the associated investment management.
For further information, contact:        John Varnell
        Vice President, Corporate Development
        (416) 367-4941

CONSOLIDATED BALANCE SHEETS
as at June 30, 2024 and December 31, 2023
(US$ millions except per share amounts)

	June 30, 2024	December 31, 2023
Assets
Holding company cash and investments (including assets pledged for derivative obligations – $212.5; December 31, 2023 – $197.7)	2,541.6	1,781.6
Insurance contract receivables	813.3	926.1

Portfolio investments
Subsidiary cash and short term investments (including restricted cash and cash equivalents – $525.5; December 31, 2023 – $637.0)	7,722.7	7,165.6
Bonds (cost $36,760.9; December 31, 2023 – $36,511.9)	36,477.0	36,850.8
Preferred stocks (cost $898.9; December 31, 2023 – $898.3)	2,515.3	2,447.4
Common stocks (cost $6,543.8; December 31, 2023 – $6,577.2)	6,820.4	6,903.4
Investments in associates (fair value $8,278.7; December 31, 2023 – $7,553.2)	7,229.8	6,607.6
Derivatives and other invested assets (cost $888.9; December 31, 2023 – $952.0)	921.4	1,025.3
Assets pledged for derivative obligations (cost $112.8; December 31, 2023 – $137.7)	112.4	139.3
Fairfax India cash, portfolio investments and associates (fair value $3,274.7; December 31, 2023 – $3,507.6)	2,041.2	2,282.7
	63,840.2	63,422.1

Reinsurance contract assets held	10,868.9	10,887.7
Deferred income tax assets	274.5	301.1
Goodwill and intangible assets	6,277.5	6,376.3
Other assets	8,867.0	8,290.2
Total assets	93,483.0	91,985.1

Liabilities
Accounts payable and accrued liabilities	5,534.8	5,487.2
Derivative obligations	323.1	444.9
Deferred income tax liabilities	1,360.5	1,250.3
Insurance contract payables	1,101.3	1,206.9
Insurance contract liabilities	46,329.5	46,171.4
Borrowings – holding company and insurance and reinsurance companies	9,139.5	7,824.5
Borrowings – non-insurance companies	1,981.5	1,899.0
Total liabilities	65,770.2	64,284.2

Equity
Common shareholders’ equity	21,729.8	21,615.0
Preferred stock	1,335.5	1,335.5
Shareholders’ equity attributable to shareholders of Fairfax	23,065.3	22,950.5
Non-controlling interests	4,647.5	4,750.4
Total equity	27,712.8	27,700.9
	93,483.0	91,985.1

Book value per basic share	$979.63	$939.65

CONSOLIDATED STATEMENTS OF EARNINGS
for the three and six months ended June 30, 2024 and 2023
(US$ millions except per share amounts)

	Second quarter		First six months
	2024	2023	2024	2023
Insurance
Insurance revenue	7,493.5	6,654.2	15,180.3	12,934.1
Insurance service expenses	(6,146.5)	(5,039.5)	(12,399.1)	(10,216.9)
Net insurance result	1,347.0	1,614.7	2,781.2	2,717.2
Cost of reinsurance	(1,547.1)	(1,262.1)	(3,146.8)	(2,382.1)
Recoveries of insurance service expenses	1,223.7	758.9	2,426.4	1,763.2
Net reinsurance result	(323.4)	(503.2)	(720.4)	(618.9)
Insurance service result	1,023.6	1,111.5	2,060.8	2,098.3
Other insurance operating expenses	(282.1)	(205.4)	(527.9)	(451.5)
Net finance expense from insurance contracts	(296.5)	(585.3)	(566.7)	(811.1)
Net finance income from reinsurance contract assets held	91.8	161.3	196.0	223.7
	536.8	482.1	1,162.2	1,059.4
Investment income
Interest and dividends	614.0	464.6	1,203.8	846.9
Share of profit of associates	221.4	269.2	349.1	603.0
Net gains (losses) on investments	241.6	(342.1)	183.1	429.1
	1,077.0	391.7	1,736.0	1,879.0
Other revenue and expenses
Non-insurance revenue	1,538.1	1,559.6	3,052.3	3,118.0
Non-insurance expenses	(1,484.6)	(1,527.5)	(2,984.9)	(3,150.6)
Gain on sale of insurance subsidiary	—	259.1	—	259.1
Interest expense	(160.4)	(130.4)	(311.9)	(254.7)
Corporate and other expenses	(95.7)	(90.0)	(186.4)	(196.5)
	(202.6)	70.8	(430.9)	(224.7)
Earnings before income taxes	1,411.2	944.6	2,467.3	2,713.7
Provision for income taxes	(355.4)	(115.5)	(641.8)	(480.6)
Net earnings	1,055.8	829.1	1,825.5	2,233.1

Attributable to:
Shareholders of Fairfax	915.4	734.4	1,691.9	1,984.4
Non-controlling interests	140.4	94.7	133.6	248.7
	1,055.8	829.1	1,825.5	2,233.1

Net earnings per share	$40.18	$31.10	$73.36	$84.30
Net earnings per diluted share	$37.18	$28.80	$67.94	$78.18
Cash dividends paid per share	$—	$—	$15.00	$10.00
Shares outstanding (000) (weighted average)	22,479	23,212	22,727	23,247

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
for the three and six months ended June 30, 2024 and 2023
(US$ millions)

	Second quarter		First six months
	2024	2023	2024	2023

Net earnings	1,055.8	829.1	1,825.5	2,233.1

Other comprehensive income (loss), net of income taxes

Items that may be subsequently reclassified to net earnings
Net unrealized foreign currency translation gains (losses) on foreign subsidiaries	(89.9)	(48.9)	(318.3)	11.7
Gains (losses) on hedge of net investment in Canadian subsidiaries	19.0	(46.9)	73.5	(49.3)
Gains (losses) on hedge of net investment in European operations	5.4	(3.3)	24.5	(17.6)
Share of other comprehensive loss of associates, excluding net losses on defined benefit plans	(21.1)	(5.6)	(43.8)	(3.4)
Other	(1.4)	8.1	(0.4)	4.8
	(88.0)	(96.6)	(264.5)	(53.8)
Net unrealized foreign currency translation losses on foreign subsidiaries reclassified to net earnings	—	1.9	—	1.9
Net unrealized foreign currency translation (gains) losses on associates reclassified to net earnings	0.1	—	0.3	(4.8)
	(87.9)	(94.7)	(264.2)	(56.7)
Items that will not be subsequently reclassified to net earnings
Net gains (losses) on defined benefit plans	23.0	1.4	37.2	(8.9)
Share of net losses on defined benefit plans of associates	—	(2.2)	(1.3)	(1.9)
Other	(0.1)	2.8	12.7	2.8
	22.9	2.0	48.6	(8.0)

Other comprehensive income (loss), net of income taxes	(65.0)	(92.7)	(215.6)	(64.7)
Comprehensive income	990.8	736.4	1,609.9	2,168.4

Attributable to:
Shareholders of Fairfax	855.4	675.4	1,505.7	1,940.3
Non-controlling interests	135.4	61.0	104.2	228.1
	990.8	736.4	1,609.9	2,168.4

SEGMENTED INFORMATION
(US$ millions)
Third party gross premiums written, net premiums written and combined ratios (on an undiscounted and discounted basis) for the property and casualty insurance and reinsurance operations (excluding Life insurance and Run-off) in the second quarters and first six months ended June 30, 2024 and 2023 were as follows:

Gross Premiums Written	Second quarter		First six months		% change year-over-year
	2024	2023	2024	2023	Second quarter	First six months
Northbridge	723.4	699.0	1,253.3	1,205.3	3.5%	4.0%
Crum & Forster	1,426.5	1,323.2	2,716.8	2,478.8	7.8%	9.6%
Zenith National	169.0	174.8	419.7	432.1	(3.3)%	(2.9)%
North American Insurers	2,318.9	2,197.0	4,389.8	4,116.2	5.5%	6.6%

Allied World	2,021.1	1,872.2	4,025.6	3,755.8	8.0%	7.2%
Odyssey Group	1,707.5	1,887.3	3,137.2	3,396.1	(9.5)%	(7.6)%
Brit(1)	1,041.8	1,113.8	1,955.0	2,008.9	(6.5)%	(2.7)%
Global Insurers and Reinsurers	4,770.4	4,873.3	9,117.8	9,160.8	(2.1)%	(0.5)%

International Insurers and Reinsurers(2)	1,761.7	918.1	3,342.0	1,804.4	91.9%	85.2%

Property and casualty insurance and reinsurance(2)	8,851.0	7,988.4	16,849.6	15,081.4	10.8%	11.7%

Net Premiums Written	Second quarter		First six months		% change year-over-year
	2024	2023	2024	2023	Second quarter	First six months
Northbridge	665.8	625.5	1,132.6	1,068.6	6.4%	6.0%
Crum & Forster	1,079.6	985.0	2,035.5	1,840.3	9.6%	10.6%
Zenith National	171.5	179.0	423.1	438.8	(4.2)%	(3.6)%
North American Insurers	1,916.9	1,789.5	3,591.2	3,347.7	7.1%	7.3%

Allied World	1,423.5	1,312.9	2,991.9	2,773.7	8.4%	7.9%
Odyssey Group	1,550.4	1,602.3	2,922.0	3,011.9	(3.2)%	(3.0)%
Brit(1)	852.0	871.4	1,566.2	1,515.4	(2.2)%	3.4%
Global Insurers and Reinsurers	3,825.9	3,786.6	7,480.1	7,301.0	1.0%	2.5%

International Insurers and Reinsurers(2)	1,098.8	558.3	2,019.6	1,105.1	96.8%	82.8%

Property and casualty insurance and reinsurance(2)	6,841.6	6,134.4	13,090.9	11,753.8	11.5%	11.4%

Combined Ratios	Undiscounted				Discounted
	Second quarter		First six months		Second quarter		First six months
	2024	2023	2024	2023	2024	2023	2024	2023
Northbridge	88.5%	93.2%	89.7%	92.2%	78.6%	81.0%	79.7%	80.9%
Crum & Forster	95.8%	95.0%	95.9%	94.9%	86.3%	86.9%	85.4%	84.9%
Zenith National	98.9%	96.6%	99.0%	97.9%	87.9%	87.8%	88.2%	88.0%
North American Insurers	93.9%	94.7%	94.3%	94.4%	84.1%	85.2%	84.0%	84.1%

Allied World	93.2%	91.0%	92.4%	91.4%	79.7%	66.0%	79.3%	72.8%
Odyssey Group	93.1%	94.3%	92.9%	95.3%	83.0%	81.2%	82.0%	82.3%
Brit(1)	92.7%	94.8%	91.1%	92.8%	67.4%	73.2%	70.0%	71.8%
Global Insurers and Reinsurers	93.0%	93.3%	92.3%	93.4%	78.7%	73.8%	78.6%	76.5%

International Insurers and Reinsurers	96.6%	95.3%	97.6%	95.8%	90.2%	86.0%	91.0%	85.4%

Property and casualty insurance and reinsurance	93.9%	93.9%	93.7%	93.9%	82.2%	78.6%	82.5%	79.7%

(1)    Excluding Ki Insurance, gross premiums written decreased by 1.4% and 0.2% in the second quarter and first six months of 2024 and net premiums written decreased by 3.0% and increased by 1.1% in the second quarter and first six months of 2024. Excluding Ki Insurance, the undiscounted combined ratios were 92.6% and 91.3% in the second quarter and first six months of 2024 and 96.3% and 93.3% in the second quarter and first six months of 2023 (discounted combined ratios of 63.7% and 67.2% in the second quarter and first six months of 2024 and 76.0% and 71.8% in the second quarter and first six months of 2023).
(2)    Excluding Gulf Insurance's gross premiums written of $815.9 million and $1,465.4 million in the second quarter and first six months of 2024 and net premiums written of $523.8 million and $857.8 million in the second quarter and first six months of 2024, gross premiums written in the International Insurers and Reinsurers reporting segment increased by 3.0% and 4.0% in the second quarter and first six months of 2024 and net premiums written increased by 3.0% and 5.1% in the second quarter and first six months of 2024, while gross premiums written for the property and casualty insurance and reinsurance operations increased by 0.6% and 2.0% in the second quarter and first six months of 2024 and net premiums written increased by 3.0% and 4.1% in the second quarter and first six months of 2024.

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities regulations. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to: our ability to complete acquisitions and other strategic transactions on the terms and timeframes contemplated, and to achieve the anticipated benefits therefrom; a reduction in net earnings if our loss reserves are insufficient; underwriting losses on the risks we insure that are higher than expected; the occurrence of catastrophic events with a frequency or severity exceeding our estimates; changes in market variables, including unfavourable changes in interest rates, foreign exchange rates, equity prices and credit spreads, which could negatively affect our operating results and investment portfolio; the cycles of the insurance market and general economic conditions, which can substantially influence our and our competitors’ premium rates and capacity to write new business; insufficient reserves for asbestos, environmental and other latent claims; exposure to credit risk in the event our reinsurers fail to make payments to us under our reinsurance arrangements; exposure to credit risk in the event our insureds, insurance producers or reinsurance intermediaries fail to remit premiums that are owed to us or failure by our insureds to reimburse us for deductibles that are paid by us on their behalf; our inability to maintain our long term debt ratings, the inability of our subsidiaries to maintain financial or claims paying ability ratings and the impact of a downgrade of such ratings on derivative transactions that we or our subsidiaries have entered into; risks associated with implementing our business strategies; the timing of claims payments being sooner or the receipt of reinsurance recoverables being later than anticipated by us; risks associated with any use we may make of derivative instruments; the failure of any hedging methods we may employ to achieve their desired risk management objective; a decrease in the level of demand for insurance or reinsurance products, or increased competition in the insurance industry; the impact of emerging claim and coverage issues or the failure of any of the loss limitation methods we employ; our inability to access cash of our subsidiaries; an increase in the amount of capital that we and our subsidiaries are required to maintain and our inability to obtain required levels of capital on favourable terms, if at all; the loss of key employees; our inability to obtain reinsurance coverage in sufficient amounts, at reasonable prices or on terms that adequately protect us; the passage of legislation subjecting our businesses to additional adverse requirements, supervision or regulation, including additional tax regulation, in the United States, Bermuda, Canada or other jurisdictions in which we operate; risks associated with applicable laws and regulations relating to sanctions and corrupt practices in foreign jurisdictions in which we operate; risks associated with government investigations of, and litigation and negative publicity related to, insurance industry practice or any other conduct; risks associated with political and other developments in foreign jurisdictions in which we operate; risks associated with legal or regulatory proceedings or significant litigation; failures or security breaches of our computer and data processing systems; the influence exercisable by our significant shareholder; adverse fluctuations in foreign currency exchange rates; our dependence on independent brokers over whom we exercise little control; operational, financial reporting and other risks associated with IFRS 17; financial reporting risks relating to deferred taxes associated with amendments to IAS 12; impairment of the carrying value of our goodwill, indefinite-lived intangible assets or investments in associates; our failure to realize deferred income tax assets; technological or other change which adversely impacts demand, or the premiums payable, for the insurance coverages we offer; disruptions of our information technology systems; assessments and shared market mechanisms which may adversely affect our insurance subsidiaries; risks associated with the conflicts in Ukraine and Israel and the development of other geopolitical events and economic disruptions worldwide; and risks associated with recent events in the banking sector which have elevated concerns among market participants about the liquidity, default, and non-performance risk associated with banks, other financial institutions and the financial services industry generally. Additional risks and uncertainties are described in our most recently issued Annual Report, which is available at www.fairfax.ca, and in our Base Shelf Prospectus (under “Risk Factors”) filed with the securities regulatory authorities in Canada, which is available on SEDAR+ at www.sedarplus.ca. Fairfax disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities law.

GLOSSARY OF NON-GAAP AND OTHER FINANCIAL MEASURES
Management analyzes and assesses the underlying insurance and reinsurance operations, and the financial position of the consolidated company, through various measures and ratios. Certain of the measures and ratios provided in this news release, which have been used consistently and disclosed regularly in the company's Annual Reports and interim financial reporting, do not have a prescribed meaning under IFRS Accounting Standards and may not be comparable to similar measures presented by other companies. Those measures and ratios are described below.
Underwriting profit (loss) – A measure of underwriting performance calculated as insurance service result with the effects of discounting for net claims incurred in the current period, changes in the risk adjustment and other, and other insurance operating expenses all removed as shown in the table on page 2 of this news release.
Operating income (loss) – This measure is used by the company as a pre-tax performance measure of operations that excludes net finance income (expense) from insurance contracts and reinsurance contract assets held, net gains (losses) on investments, interest expense and corporate overhead and other, and that includes interest and dividends and share of profit (loss) of associates, which the company consider to be more predictable sources of investment income. Operating income (loss) includes the insurance service result and other insurance operating expenses of the insurance and reinsurance operations and the revenue and expenses of the non-insurance companies. A reconciliation of operating income (loss) to earnings before income taxes, the most directly comparable IFRS measure, is presented in the table on page 2 of this news release.
Adjusted operating income (loss) – Calculated as the sum of underwriting profit (loss), interest and dividends and share of profit of associates, this measure is used in a similar manner to operating income (loss).
Undiscounted combined ratio – A traditional performance measure of underwriting results of property and casualty companies, it is calculated by the company as underwriting expense (comprised of losses on claims, commissions and other underwriting expenses) expressed as a percentage of net premiums earned. Net premiums earned is calculated as insurance revenue less cost of reinsurance, adjusted for net commission expense on assumed business and other. Underwriting expense is calculated as insurance service expenses less recoveries of insurance service expenses and other insurance operating expenses, adjusted for the effects of discounting, risk adjustment and other. The combined ratio is used by the company for comparisons to historical underwriting results, to the underwriting results of competitors and to the broader property and casualty industry, as well as for evaluating the performance of individual operating companies. The company may also refer to combined ratio points, which expresses, on an undiscounted basis, a loss that is a component of losses on claims, net, such as a catastrophe loss or prior year reserve development, as a percentage of net premiums earned during the same period.
Discounted combined ratio – A performance measure of underwriting results under IFRS 17, it is calculated by the company as insurance service expenses less recoveries of insurance service expenses, expressed as a percentage of net insurance revenue. Net insurance revenue is calculated as insurance revenue less cost of reinsurance, both as presented in the company's consolidated statements of earnings.
Book value per basic share – The company considers book value per basic share a key performance measure as one of the company’s stated objectives is to build long term shareholder value by compounding book value per basic share by 15% annually over the long term. This measure is calculated by the company as common shareholders' equity divided by the number of common shares effectively outstanding.
Total debt to total capital ratio, excluding non-insurance companies – The company uses this ratio to assess the amount of leverage employed in its operations. As the borrowings of the non-insurance companies are non-recourse to the Fairfax holding company, this ratio excludes the borrowings and non-controlling interests of the non-insurance companies in calculating total debt and total capital, respectively.

	June 30, 2024			December 31, 2023
	As presented in the consolidated balance sheet	Adjust for consolidated non-insurance companies	Excluding consolidated non-insurance companies	As presented in the consolidated balance sheet	Adjust for consolidated non-insurance companies	Excluding consolidated non-insurance companies
Total debt	11,121.0	1,981.5	9,139.5	9,723.5	1,899.0	7,824.5
Total equity	27,712.8	1,596.1	26,116.7	27,700.9	1,634.6	26,066.3
Total capital	38,833.8		35,256.2	37,424.4		33,890.8

Total debt to total capital ratio	28.6%		25.9%	26.0%		23.1%

Excess (deficiency) of fair value over carrying value – These pre-tax amounts, while not included in the calculation of book value per basic share, are regularly reviewed by management as an indicator of investment performance for the company's non-insurance associates and market traded consolidated non-insurance subsidiaries that are considered to be portfolio investments, which are Fairfax India, Thomas Cook India, Dexterra Group, Boat Rocker and Farmers Edge (privatized in 2024).
In the determination of this non-GAAP performance measure the fair value and carrying value of non-insurance associates at June 30, 2024 were $7,545.0 and $6,730.6 (December 31, 2023 - $6,825.9 and $6,221.7), which are the IFRS fair values and carrying values included in the company's consolidated balance sheets as at June 30, 2024 and December 31, 2023. Excluded from this performance measure are (i) insurance and reinsurance associates and (ii) associates held by market traded consolidated non-insurance companies that are already included in the carrying values of those companies.
The fair values of market traded consolidated non-insurance companies are calculated as the company's pro rata ownership share of each subsidiary's market capitalization as determined by traded share prices at the financial statement date. The carrying value of each subsidiary represents Fairfax's share of that subsidiary's net assets, calculated as the subsidiary's total assets less total liabilities and non-controlling interests. All balances used in the calculation of carrying value are those included in the company's consolidated balance sheets as at June 30, 2024 and December 31, 2023.